UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 14)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2021
(Date of Event Which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Marathon Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 647,415,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 647,415,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,415,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%(1)
14	TYPE OF REPORTING PERSON HC; CO

1.	Based upon 1,038,727,278 common units representing limited partner interests of the Issuer ("MPLX Common Units") issued and outstanding as of January 4, 2021, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPC Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 504,701,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 504,701,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,701,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,038,727,278 MPLX Common Units issued and outstanding as of January 4, 2021, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPLX Logistics Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,722,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,722,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,722,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,038,727,278 MPLX Common Units issued and outstanding as of January 4, 2021, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPLX GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 383,527,195
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 383,527,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,527,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,038,727,278 MPLX Common Units issued and outstanding as of January 4, 2021, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Andeavor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,038,727,278 MPLX Common Units issued and outstanding as of January 4, 2021, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Western Refining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon 1,038,727,278 MPLX Common Units issued and outstanding as of January 4, 2021, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS TTC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,038,727,278 MPLX Common Units issued and outstanding as of January 4, 2021, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Giant Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon 1,038,727,278 MPLX Common Units issued and outstanding as of January 4, 2021, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 14 amends and supplements the statement on Schedule 13D filed by Marathon Petroleum Corporation (“MPC”) and certain of its subsidiaries concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer” or “MPLX”) filed on December 3, 2014, as amended on December 12, 2014, August 19, 2015, December 7, 2015, April 4, 2016, March 6, 2017, September 1, 2017, December 18, 2017, February 5, 2018, October 1, 2018, November 5, 2018, May 9, 2019, August 2, 2019 and August 4, 2020 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer.
No changes to this Item.

Item 2.	Identity and Background.
(a)The reporting persons are:

i.MPC, which wholly owns MPC Investment LLC (“MPC Investment”) and Andeavor LLC (“Andeavor”). The name of each director and executive officer of MPC, and each individual’s principal occupation, is set forth on Schedule I to this Schedule 13D;

ii.MPC Investment, a Delaware limited liability company that is wholly owned by MPC;

iii.MPLX Logistics Holdings LLC ("MPLX Logistics"), a Delaware limited liability company that is wholly owned by MPC Investment;

iv.MPLX GP LLC (“MPLX GP”), a Delaware limited liability company that is wholly owned by MPC Investment;

v.Andeavor, a Delaware limited liability company that is wholly owned by MPC;

vi.Western Refining, Inc. (“Western Refining”), a Delaware corporation that is wholly owned by Andeavor;

vii.TTC Holdings LLC (“TTC Holdings”), a Delaware limited liability company that is wholly owned by Western Refining; and

viii.Giant Industries, Inc. (“Giant”), a Delaware corporation that is wholly owned by TTC Holdings.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) under the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly is filed as Exhibit 99.1 hereto.

(b)The business address of MPC, MPC Investment, Andeavor, Western Refining, TTC Holdings, Giant and each person listed in Schedule I is 539 S. Main Street, Findlay, Ohio 45840. The business address of MPLX Logistics and MPLX GP is 200 E. Hardin Street, Findlay, Ohio 45840.

(c)MPC, MPC Investment, MPLX Logistics, Andeavor, Western Refining, TTC Holdings and Giant are holding companies, the assets of which consist of direct and indirect ownership interests in, and the business of which is conducted substantially through, their subsidiaries. MPLX GP serves as the general partner of the Issuer.

(d)Within the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I, has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors)

(e)On October 15, 2020, the United States Securities and Exchange Commission (the “SEC”) announced an agreement with Andeavor LLC, as successor-by-merger to Andeavor and a wholly owned subsidiary of MPC, to settle an investigation regarding Andeavor’s historical share repurchase activity. As part of the settlement with the SEC, Andeavor LLC agreed to pay a $20 million penalty and consent to the entry of an Administrative Order containing findings that Andeavor violated Section 13(b)(2)(B) of the Act, and ordering Andeavor LLC to cease and desist from committing or causing any violations and any future violations of that provision. Andeavor LLC neither admitted nor denied the SEC’s findings.
Other than as set forth above in this Item 2, within the last five years none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item. The citizenship of each of the directors and executive officers of MPC is set forth in Schedule I to this Schedule 13D.
The Issuer is managed and operated by the board of directors and executive officers of MPLX GP, its general partner. MPC Investment, a direct wholly owned subsidiary of MPC, owns all of the membership interests in MPLX GP and has the right to appoint the entire board of directors of MPLX GP. Accordingly, MPLX GP is an indirect wholly owned subsidiary of MPC.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:
On December 31, 2020, Western Refining Southwest, Inc. (“WRSW”), an Arizona corporation and indirect wholly owned subsidiary of MPC, Tesoro Refining & Marketing Company LLC (“Tesoro Refining”) and Tesoro Alaska Company LLC (“Tesoro Alaska”), Delaware limited liability companies, Tesoro Logistics GP, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of MPC (“TLGP”), Western Refining, TTC, Giant and the other signatories thereto, entered into a reorganization agreement providing for a series of intercompany transactions (collectively, the “Reorganization”) pursuant to which, among other things: (i) Tesoro Refining and Tesoro Alaska, effective 12:01 a.m. on January 1, 2021 (the “Reorganization Date”), distributed to WRSW all of the outstanding limited liability company interests in TLGP held by each of Tesoro Refining and Tesoro Alaska immediately prior to such distribution; (ii) TLGP, effective 12:02 a.m. on the Reorganization Date, distributed to WRSW all of the MPLX Common Units held by TLGP prior to such distribution; (iii) WRSW, effective 12:16 a.m. on the Reorganization Date, converted to a Delaware limited liability company under the name Western Refining Southwest LLC (“WRSWL”); (iv) WRSWL, effective 12:17 a.m. on the Reorganization Date, distributed to Giant all of the (x) MPLX Common Units, (y) MPLX TexNew Mex units and (z) the MPLX Special Limited Partner Interest held, in each case, by WRSWL immediately prior to such distribution; and (v) Western Refining, effective 12:21 a.m. on the Reorganization Date, contributed all of the outstanding capital stock of Giant to TTC Holdings. The transactions were undertaken as part of a broader internal reorganization of MPC’s Refining & Marketing and Retail segments and were designed to satisfy certain requirements related to the liquidation and reorganization of entities as set forth in the Internal Revenue Code of 1986, as amended.

After giving effect to the transactions undertaken in connection with the Reorganization, Giant is the record holder of 142,713,518 MPLX Common Units, representing approximately 13.7% of the issued and outstanding MPLX Common Units, based upon 1,038,727,278 MPLX Common Units issued and outstanding as of January 4, 2021, as reported by the Issuer to the Reporting Persons. Each of WRSWL, TLGP, Tesoro Refining and Tesoro Alaska ceased to hold, directly or indirectly, any MPLX Common Units.

After giving effect to the transactions undertaken in connection with the Reorganization, Giant is a wholly owned subsidiary of TTC Holdings, which is a wholly owned subsidiary of Western Refining, which is a wholly owned subsidiary of Andeavor, which is a wholly owned subsidiary of MPC. As a result, MPC, Andeavor, Western Refining and TTC Holdings may be deemed to beneficially own MPLX Common Units held by Giant.

Item 4.	Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference into this Item 4, as applicable.

The purpose of the acquisition by Giant of the MPLX Common Units that were the subject of the transactions described in Item 3 above is for general investment purposes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the MPLX Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the MPLX Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
The information previously provided in response to Item 5 is hereby amended and restated as follows.
(a) - (b)    The information provided in Items 7 through 11 of the cover pages of this Schedule 13D is incorporated herein by reference.
(c) Except as described herein or as set forth in Schedule I of this Schedule 13D, none of the Reporting Persons nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.
(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective MPLX Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. None of the Reporting Persons have any knowledge of any other person having the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the MPLX Common Units held in the name of the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:
The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2021

MARATHON PETROLEUM CORPORATION		MPC INVESTMENT LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary	Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

MPLX LOGISTICS HOLDINGS LLC		MPLX GP LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Assistant Secretary	Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

ANDEAVOR LLC		WESTERN REFINING, INC.

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

TTC HOLDINGS LLC		GIANT INDUSTRIES, INC.

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Michael J. Hennigan	President and Chief Executive Officer Marathon Petroleum Corporation	U.S.	(635)[1]

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	304.638[2]

Evan Bayh	Senior Advisor, Apollo Global Management	U.S.	375.198[2]

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	5,328.882[2,3]

Jonathan Z. Cohen	Chairman and Chief Executive Officer Hepco Capital Management, LLC	U.S.	239.715[2]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	361.534[2]

Edward G. Galante	Retired Senior Vice President and Member of the Management Committee, ExxonMobil Corporation	U.S.	266.058[2]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	361.535[2]

Kim K.W. Rucker	Former Executive Vice President, General Counsel and Secretary, Andeavor	U.S.	266.058[2]

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	2,015.621[2]

John P. Surma	Non-Executive Chairman of the Board, Marathon Petroleum Corporation	U.S.	2,607.349[2]

Susan Tomasky	Retired President of AEP Transmission American Electric Power	U.S.	266.059[2]

Executive Officers

Michael J. Hennigan	President and Chief Executive Officer	U.S.	(635)[1]

Raymond L. Brooks	Executive Vice President, Refining	U.S.	(303)[1]

Suzanne Gagle	General Counsel	U.S.	(304)[1]

Timothy T. Griffith	President, Speedway LLC	U.S.	(377)[1]

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	(77)[1]

John J. Quaid	Senior Vice President and Controller	U.S.	(92)[1]

Donald C. Templin	Executive Vice President and Chief Financial Officer	U.S.	(477)[1]

(1)
Includes MPLX Common Units withheld for tax purposes upon the vesting of phantom units on December 28, 2020. For tax withholding purposes the value of the MPLX Common Units withheld was deemed to be equal to the closing price of $21.50 of an MPLX Common Unit on December 28, 2020. The number of MPLX Common Units withheld on December 28, 2020, in connection with the vesting of phantom units, by each applicable executive officer is as follows: M. Hennigan, 635; R. Brooks, 303; S. Gagle, 304; T. Griffith, 377; T. Kaczynski, 77; J. Quaid, 92; and D. Templin, 477.

(2)	Phantom units granted on November 13, 2020 and January 4, 2021 pursuant to the MPLX LP 2018 Incentive Compensation Plan and credited within a deferred account.
(3)	Open market purchase, effected through a broker, on December 4, 2020 of 5,000 MPLX Common Units at a price of $22.79 per MPLX Common Unit.